writer’s direct dial:	(302) 426-2806
telecopy:	(302) 426-3555
email:	kbelohoubek@dovermotorsports.com

April 12, 2010

Via EDGAR

CORRESP

and Regular Mail

John Dana Brown

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Comment Letter dated April 9, 2010

Dover Motorsports, Inc.

Definitive Schedule 14A Proxy Statement

Filed March 30, 2010

SEC File Number 001-11929

Dear Mr. Brown:

We have received and reviewed your comment letter dated April 9, 2010. We appreciate your efforts to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our response to your comment letter follows. For ease of reference, we first reproduce the entire comment in underlined text and then provide our response.

In our response, references to “we,” “our,” or the Company shall mean Dover Motorsports, Inc.

Definitive Schedule 14A Proxy Statement

1.

We note your statement in opposition to proposal number two on page nine that “Under our Bylaws, it also separately requires the affirmative vote of seventy-five percent (75%) of our Class A Common Stock.” We note that Section 8.7(g) of your bylaws attempts to provide for this. However this bylaw appears to conflict with paragraph two of the sixth article in your Restated Certificate of Incorporation which permits stockholders to repeal bylaws “provided however, that any such additional by-laws, alterations or repeal may be adopted only by the affirmative vote of the holders of 75% or more of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.” With a view to providing an accurate representation of the material facts, please provide us a supplemental response

John Dana Brown

Attorney-Advisor

United States Securities and Exchange Commission

April 12, 2010

addressing this matter no later than Monday April 12, 2010. If you agree with the above analysis please state in your response letter what course of action you propose to take. If you disagree, please provide an analysis explaining why you believe this bylaw is permissible and does not conflict with your Restated Certificate of Incorporation.

Response:	We do not agree that Section 8.7(g) of our Bylaws should be read to impermissibly conflict with paragraph two of the sixth article of our Restated Certificate of Incorporation.

We have two classes of stock – common stock (“Common”) and class a common stock (“Class A”). Class A has ten votes per share and Common has one. Class A is not publicly traded but it is freely convertible at any time to Common. Common is listed on the New York Stock Exchange.

Our Certificate of Incorporation provides that the Bylaws may be amended with a 75% vote of all outstanding shares. In addition, the Bylaws have a specific provision relative to transfer restrictions on Class A that requires a vote of 75% of all Class A holders in order to amend it.

The Bylaw provision at issue, Section 8.7, restricts the transferability of Class A to existing Class A holders and their family members (and certain related entities).

Delaware law provides that “the bylaws of a corporation are presumed to be valid, and the courts will construe the bylaws in a manner consistent with the law.” Frantz Manufacturing Company v. EAC Industries, 501 A.2d 401 (Del. 1985). Additionally, it is well settled under Delaware law that a corporation’s certificate of incorporation and bylaws should be read in a manner not to conflict if at all possible and this is particularly the case in circumstances where the certificate of incorporation and bylaws were adopted at the same time. See Essential Enterprises Corp. v. Automatic Steel Products, 159 A.2d 288 (Del. Ch.1960) (“Of course, every reasonable effort should be made to reconcile the [certificate of incorporation and bylaws], particularly where, as here, both were adopted at the same time”); 1 R. Franklin Balotti & Jesse A. Finkelstein, Delaware Law of Corporations and Business Organizations, §1.10 (3d ed. 2009 Supp.) (“courts will attempt to interpret by-laws in harmony with the certificate of incorporation and Delaware law so as to avoid any conflict”); 1 David A. Drexler, et al., Delaware Corporation Law and Practice § 9.03 (2009 Supp.) (“Delaware court will attempt to construe bylaws compatibly with charter provisions where it is able to do so”); 2 Edward P. Welch, Andrew J. Turezyn, Robert S. Saunders, Folk on the Delaware General Corporation Law § 109.5.2 (5th ed. 2009-2 Supp.) (quoting Essential Enterprises).

That is precisely what occurred here. The transfer restriction in our Bylaws was adopted by all the stockholders of the Company at the time of our initial public offering in 1996. They were adopted at the same time that our Certificate of Incorporation was adopted and they were clearly intended to be read in harmony and to work in tandem. To ignore this would yield a result not intended by our stockholders and ignore the admonition of Delaware law to interpret provisions of certificates of incorporation and bylaws to avoid conflict. Section 8.7 of the Bylaws is more properly viewed as a supplemental requirement to our Certificate of Incorporation which does not create an impermissible conflict.

John Dana Brown

Attorney-Advisor

United States Securities and Exchange Commission

April 12, 2010

In addition to the foregoing, Section 8.7 of the Bylaws is a valid transfer restriction pursuant to Section 202 of the General Corporation Law of the State of Delaware.

Section 202 provides in relevant part as follows (bold emphasis added) :

“§ 202. Restrictions on transfer and ownership of securities.

(a) A written restriction or restrictions on the transfer or registration of transfer of a security of a corporation, or on the amount of the corporation’s securities that may be owned by any person or group of persons, if permitted by this section and noted conspicuously on the certificate or certificates representing the security or securities so restricted or, in the case of uncertificated shares, contained in the notice or notices sent pursuant to § 151(f) of this title, may be enforced against the holder of the restricted security or securities or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder. Unless noted conspicuously on the certificate or certificates representing the security or securities so restricted or, in the case of uncertificated shares, contained in the notice or notices sent pursuant to § 151(f) of this title, a restriction, even though permitted by this section, is ineffective except against a person with actual knowledge of the restriction.

(b) A restriction on the transfer or registration of transfer of securities of a corporation, or on the amount of a corporation’s securities that may be owned by any person or group of persons, may be imposed by the certificate of incorporation or by the bylaws or by an agreement among any number of security holders or among such holders and the corporation. No restrictions so imposed shall be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the securities are parties to an agreement or voted in favor of the restriction.

(c) A restriction on the transfer or registration of transfer of securities of a corporation or on the amount of such securities that may be owned by any person or group of persons is permitted by this section if it:

…

(5) Prohibits or restricts the transfer of the restricted securities to, or the ownership of restricted securities by, designated persons or classes of persons or groups of persons, and such designation is not manifestly unreasonable.”

The transfer restriction we have is limited to Class A. There is no similar transfer restriction on Common. As noted above, Class A is freely convertible at any time to Common. Once converted to Common, the restriction is eliminated. And once converted, the Common trades on the New York Stock Exchange. Accordingly, the transfer restriction comports with Section 202 and it cannot be considered manifestly unreasonable.

John Dana Brown

Attorney-Advisor

United States Securities and Exchange Commission

April 12, 2010

The transfer restriction is found in two places. It is found in our Bylaws and it is preprinted on the reverse side of all certificates for Class A.

The transfer restriction as found in our Bylaws is permitted by Section 202(b). Any restriction on transferability is capable of being amended and the manner by which it can be amended is integral to the contractual restriction to which the stockholders agreed. In this case, the holders agreed that the restriction may only be amended by a vote of 75% of the holders affected. To suggest that a lesser vote should apply since the provision is contained in Bylaws that may otherwise be amended by a lesser vote would render the transfer restriction meaningless and would be inconsistent with the contractual agreement of the stockholders. This would also render Section 202 meaningless and would ignore the intent of the stockholders that adopted the provision.

The transfer restriction is also preprinted on the reverse side of all certificates for Class A. The preprinted restriction also references the fact that the restriction cannot be amended without a vote of 75% of all Class A holders. Section 202 (a) separately provides for the validity of a transfer restriction that is noted on a stock certificate without regard to whether the restriction is contained in the certificate of incorporation or the bylaws. Accordingly the restriction noted on the stock certificates must be given effect. The transfer restrictions noted on the stock certificates create valid and enforceable contract rights under Section 202.

Finally, we should like to draw to the staff’s attention the practicalities of our upcoming vote. We are a controlled corporation and not even required by law to solicit proxies. By virtue of the fact that we have slightly more Class A than Common, the Class A vote on any issue amounts to about 91% of the combined vote of both classes. 100% of our Class A holders have already granted proxies on the proposal at issue and have unanimously directed votes against it. Accordingly, the proposal is handily defeated regardless of how the votes are counted – by Class A separately or by both classes on a combined basis. We never had any reason to even count the Class A votes separately because the proposal had no prospect of success.

We do not yet have the voting results for our Common and that will not be available until closer to our meeting date. However, even if every Common holder were to vote for this proposal (and we know that many will not), the proposal would still require about 73% of the Class A vote in order to achieve 75% of the combined vote of both classes. Thus there is little reason to focus on the distinction between the two votes (due to the relative number of shares presently in each class).

We could amend our proxy statement to make note of the fact that the separate 75% vote for Class A holders is mandated both by our bylaws and by contractually binding notations on all of our Class A stock certificates, but we do not believe that such additional disclosure would be at all meaningful to our investors.

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

John Dana Brown

Attorney-Advisor

United States Securities and Exchange Commission

April 12, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Definitive Schedule 14A Proxy Statement.

•

Staff comments or changes to disclosure in response to staff comments in the Definitive Schedule 14A Proxy Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (302) 475-6756 if you have any questions regarding the above or require any additional information.

Thank you.

Very truly yours,

/s/ Klaus M. Belohoubek
Klaus M. Belohoubek
Senior Vice President-General Counsel

KMB/lal

KMB Correspondence/SEC Letters

cc: Denis McGlynn, President and CEO